SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telesp Celular Participações S.A.

Financial Statements for the Nine-month
Period Ended September 30, 2005 and
Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Management and Shareholders of

Telesp Celular Participações S.A.

São Paulo - SP

1. We have performed a special review of the Quarterly Information of Telesp Celular Participações S.A. and subsidiaries referring to the quarter and nine-month period ended September 30 , 2005, prepared under the responsibility of management and according to Brazilian accounting practices, consisting of the balance sheets, individual and consolidated, the related statements of operations and the performance report .

2. We conducted our review in accordance with the specific standards established by Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with the persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the criteria adopted in preparing the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries .

3. Based on our special review, we are not aware of any material modifications that should be made to the above-mentioned Quarterly Information for it to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission, specifically applicable to the preparation of the mandatory Quarterly Information .

4. We had previously reviewed the individual and consolidated balance sheets as of June 30 , 2005 and the individual and consolidated statements of operations for the quarter and nine-
-month period ended September 30, 2004, presented for comparative purposes , on which we issued unqualified special review reports, dated July 25, 2005 and October 27, 2004, respectively.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil .

São Paulo , October 26, 2005

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.
BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	09.30.05	06.30.05	09.30.05	06.30.05

CURRENT ASSETS
Cash and cash equivalents	30	1,442	45,673	61,635
Financial investments	38	21,562	1,154,972	1,057,506
Trade accounts receivable, net	-	-	1,530,070	1,552,603
Inventories	-	-	354,927	335,424
Advances to suppliers	-	-	28,404	37,242
Interest on capital and dividends	62,114	62,114	-	-
Deferred and recoverable taxes	18,155	18,010	837,348	832,575
Prepaid expenses	807	807	206,401	265,838
Derivative contracts	-	-	273,566	17
Other assets	14,500	14,717	95,726	124,440
	95,644	118,652	4,527,087	4,267,280

NONCURRENT ASSETS
Deferred and recoverable taxes	342,092	330,358	1,350,572	1,284,182
Derivative contracts	-	-	-	305,060
Prepaid expenses	3,540	3,743	24,476	30,483
Other assets	1,946	1,946	63,248	75,536
	347,578	336,047	1,438,296	1,695,261

PERMANENT ASSETS
Investments	7,360,812	7,436,466	1,651,305	1,862,893
Property, plant and equipment, net	321	336	5,725,215	5,771,369
Deferred charges, net	-	-	189,191	200,700
	7,361,133	7,436,802	7,565,711	7,834,962

TOTAL ASSETS	7,804,355	7,891,501	13,531,094	13,797,503

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	09.30.05	06.30.05	09.30.05	06.30.05

CURRENT LIABILITIES
Payroll and related accruals	945	828	87,677	72,003
Trade accounts payable	4,734	11,758	1,079,883	1,403,370
Taxes payable	539	464	352,624	329,331
Loans and financing	1,036,134	811,028	1,640,020	1,623,889
Interest on capital and dividends payable	-	-	81,136	81,228
Reserve for contingencies	65,108	63,068	147,156	139,794
Derivative contracts	358,749	302,601	505,974	418,712
Other liabilities	22,708	22,673	189,926	193,670
	1,488,917	1,212,420	4,084,396	4,261,997

LONG-TERM LIABILITIES
Loans and financing	1,849,628	1,992,151	3,309,843	3,255,641
Reserve for contingencies	257	247	212,181	207,626
Taxes payable	-	-	177,139	176,225
Derivative contracts	149,635	155,492	323,418	293,307
Other liabilities	-	-	39,221	39,221
	1,999,520	2,147,890	4,061,802	3,972,020

MINORITY INTERESTS	-	-	1,068,852	1,032,169

SHAREHOLDERS' EQUITY
Capital	6,670,152	6,427,557	6,670,152	6,427,557
Capital reserves	793,396	1,035,991	793,396	1,035,991
Accumulated deficit	(3,147,783)	(2,932,510)	(3,147,783)	(2,932,510)
	4,315,765	4,531,038	4,315,765	4,531,038

FUNDS FOR CAPITALIZATION	153	153	279	279

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,804,355	7,891,501	13,531,094	13,797,503

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.
STATEMENTS OF OPERATIONS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

GROSS OPERATING REVENUE
Telecommunications services	-	-	6,098,129	5,773,519
Sale of products	-	-	1,389,910	1,346,040
	-	-	7,488,039	7,119,559
Deductions from gross revenue	-	-	(1,996,294)	(1,731,754)

NET OPERATING REVENUE	-	-	5,491,745	5,387,805
Cost of services provided	-	-	(1,316,067)	(1,171,708)
Cost of products sold	-	-	(1,163,606)	(1,181,630)

GROSS PROFIT	-	-	3,012,072	3,034,467

OPERATING REVENUE (EXPENSES)
Selling expenses	-	-	(1,790,855)	(1,318,632)
General and administrative expenses	(7,163)	(6,001)	(455,131)	(506,130)
Other operating expenses	(261,612)	(144,577)	(471,603)	(281,880)
Other operating revenue	8,365	728	184,630	129,952
Equity pick-up	91,465	400,434	-	-
	(168,945)	250,584	(2,532,959)	(1,976,690)

OPERATING INCOME (LOSS) BEFORE FINANCIAL
INCOME (EXPENSES)	(168,945)	250,584	479,113	1,057,777
Financial expenses	(694,537)	(993,653)	(1,467,901)	(1,481,744)
Financial income	264,474	484,073	783,976	730,402
Interest on capital receivable	-	274,068	-	-

OPERATING INCOME (LOSS)	(599,008)	15,072	(204,812)	306,435
Nonoperating income	7,385	3,490	12,044	1,411

INCOME BEFORE TAXES AND MINORITY INTERESTS	(591,623)	18,562	(192,768)	307,846
Income and social contribution taxes	-	-	(265,847)	(293,968)
Minority interests	-	-	(133,008)	(269,384)

INCOME (LOSS) BEFORE REVERSAL OF
INTEREST ON CAPITAL	(591,623)	18,562	(591,623)	(255,506)
Reversal of interest on capital	-	(274,068)	-	-

LOSS FOR THE PERIOD	(591,623)	(255,506)	(591,623)	(255,506)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2005

(In thousands of Brazilian reais - R$, unless otherwise indicated)

1  OPERATIONS

Telesp Celular Participações S.A. ("TCP" or "Company") is a publicly-traded company which, as of September 30, 2005, is controlled by Brasilcel N.V. (57.23% of total capital) and Portelcom Participações S.A. (8.86% of total capital), which is a wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is jointly controlled by Telefónica Móviles, S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

TCP is the controlling company of the operators Telesp Celular S.A. ("TC"), Global Telecom S.A. ("GT") and Tele Centro Oeste Celular Participações S.A. ("TCO"), which provide mobile telephone services in the States of São Paulo, Paraná and Santa Catarina and the Federal District, respectively, including activities necessary or useful to perform the services, in accordance with the licenses granted to them.

The licenses granted to TC, GT and TCO are valid until August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and are renewable, once only, for a 15-year term, by paying annual charges equivalent to approximately 1% of the annual revenues of the operators.

Additionally, TCO fully controls the following operators:

Subsidiaries	TCO interest - %	Operating area	Term of license

Telegoiás Celular S.A.	100	Goiás and Tocantins	10.29.08
Telemat Celular S.A.	100	Mato Grosso	03.30.09
Telems Celular S.A.	100	Mato Grosso do Sul	09.28.09
Teleron Celular S.A.	100	Rondônia	07.21.09
Teleacre Celular S.A.	100	Acre	07.15.09
Norte Brasil Telecom S.A.	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11.29.13

The business of the subsidiaries, including the services they may provide, is regulated by the National Telecommunications Agency ( Agência Nacional de Telecomunicações - ANATEL ), the telecommunications regulatory agency, in accordance with Law No. 9,472, of July 16, 1997, and respective complementary regulations, decrees, rulings and plans

On March 28, 2005, the Board of Directors of TCO approved the corporate restructuring of Teleacre, Telegoiás, Teleron and Telems, by merging with the Company, and Telemat, by merging with the subsidiary TCO IP S.A. ("TCO IP"). The restructuring proposals were presented to ANATEL on June 7 and 27, 2005, respectively.

The objective of this operation was to obtain financial and operational benefits, among others, with a reduction in administrative costs and publications, as well as rationalization of accounting procedures.

2  PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated quarterly information ("ITR") is presented in thousands of Brazilian reais (except where otherwise mentioned) and was prepared in accordance with Brazilian accounting practices, which include the accounting practices derived from Brazilian corporate law, regulations applicable to the public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission ( Comissão de Valores Mobiliários - CVM ).

The consolidated ITR includes, in addition to the Company's balances and transactions, the balances and transactions of subsidiaries TC, GT and TCO and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas Ltd. In the consolidation, all balances and transactions between the Companies stated above were eliminated.

These ITR were prepared in accordance with principles, practices and criteria consistent with those adopted in preparing the financial statements of the last fiscal year and should be analyzed together with those statements.

The financial statements referring to June 30, 2005 and September 30, 2004 were reclassified, where applicable, for comparison purposes.

3  FINANCIAL INVESTMENTS

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Financial investments	38	21,562	1,154,972	1,057,506

The short-term financial investments refer principally to fixed-income investments, indexed to interbank deposit (CDI) rates, with immediate liquidity.

As of September 30, 2005, the subsidiary TCO had financial investments of R$160,051 (R$124,848 as of June 30, 2005), pledged in guarantee of lawsuits.

4  TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	09.30.05	06.30.05

Unbilled amounts	224,214	202,295
Billed amounts	813,859	794,544
Interconnection	453,010	429,555
Products sold	209,274	284,873
(-) Allowance for doubtful accounts	(170,287)	(158,664)
Total	1,530,070	1,552,603

No customers have contributed with more than 10% of the net accounts receivable as of September 30 and June 30, 2005, except for the amounts receivable from Telecomunicações de São Paulo S.A. - Telesp, which represented approximately 11% and 12%, respectively, of the net consolidated accounts receivable on those dates.

The movements of the allowance for doubtful accounts are as follows:

	Consolidated
	2005	2004

Balance at the beginning of the year	169,685	135,841
Additions in the 1 st quarter	52,988	33,645
Write-offs in the 1 st quarter	(89,129)	(27,891)

Balance as of March 31	133,544	141,595

Additions in the 2 nd quarter	88,516	45,370
Write-offs in the 2 nd quarter	(63,396)	(33,351)

Balance as of June 30	158,664	153,614

Additions in the 3 rd quarter	123,979	51,047
Write-offs in the 3 rd quarter	(112,356)	(45,997)

Balance as of September 30	170,287	158,664

5  INVENTORIES

	Consolidated
	09.30.05	06.30.05

Digital handsets	394,404	370,916
Accessories and others	2,817	5,201
(-) Allowance for obsolescence	(42,294)	(40,693)
Total	354,927	335,424

6  DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Prepaid income and social contribution taxes	322,335	310,528	371,649	374,514
Withholding income tax	471	393	80,662	67,726
Recoverable ICMS (State VAT)	-	-	219,781	224,148
Recoverable PIS and COFINS (taxes on revenue)	37,022	37,028	145,839	142,292
Other recoverable taxes	-	-	4,074	3,703
Total recoverable taxes	359,828	347,949	822,005	812,383

Deferred income and social contribution taxes	419	419	1,324,523	1,261,168
ICMS to be appropriated	-	-	41,392	43,206
Total	360,247	348,368	2,187,920	2,116,757

Current	18,155	18,010	837,348	832,575
Noncurrent	342,092	330,358	1,350,572	1,284,182

Deferred income and social contribution taxes are comprised as follows:

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Merged tax credit (corporate restructuring)	-	-	958,190	879,774
Tax credits relating to:
Obsolescence		-	11,120	11,303
Contingencies	-	-	85,052	82,304
Doubtful accounts	-	-	42,828	44,011
Customer loyalty program	-	-	5,135	2,781
Employees' profit sharing	-	-	9,204	4,655
Suppliers	-	-	44,824	57,663
CIDE	-	-	7,997	7,899
Other amounts	-	-	5,597	4,032
Tax loss carryforwards	419	419	154,576	166,746
Total deferred taxes	419	419	1,324,523	1,261,168

Current	419	419	422,911	412,925
Noncurrent	-	-	901,612	848,243

Deferred taxes have been recorded assuming their future realization, as follows:

a)  Tax loss carryforwards : will be offset up to a limit of 30% per year of taxable income for the next few years.

b)  Merged tax credit: consists of the net balance of goodwill and reserve for maintaining the integrity of shareholders' equity (Note 27) and is realized proportionally to the amortization of the goodwill of the subsidiaries, with terms of five to ten years. Studies by external consultants used in the corporate restructuring process supported recovery of the amount within this term.

c)  Temporary differences: will be realized upon the payments of the accruals, effective losses on bad debts and realization of inventories.

At the end of the 2004 fiscal year, the Company prepared technical feasibility studies, approved by the Board of Directors, which indicate full recovery of the deferred taxes recognized, as determined by CVM Resolution No. 371. Management did not identify any changes that could affect the conclusion of these studies as of September 30, 2005.

The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution on tax loss carryforwards and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

7  PREPAID EXPENSES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

FISTEL fees	-	-	143,278	215,055
Rents	-	-	15,159	20,543
Advertising	-	-	52,243	35,335
Financial charges	4,347	4,550	5,018	5,410
Commercial incentives	-	-	4,666	5,870
Other	-	-	10,513	14,108
Total	4,347	4,550	230,877	296,321

Current	807	807	206,401	265,838
Noncurrent	3,540	3,743	24,476	30,483

8  OTHER ASSETS

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Escrow deposits	-	-	82,306	78,417
Advance for purchase of shares	-	-	-	15,584
Advances to employees	73	95	8,707	9,862
Credits with suppliers	-	-	23,110	35,079
Receivables from Group companies	14,109	14,331	30,963	27,121
Subsidies on handset sale	-	-	7,645	28,041
Other assets	2,264	2,237	6,243	5,872
Total	16,446	16,663	158,974	199,976

Current	14,500	14,717	95,726	124,440
Noncurrent	1,946	1,946	63,248	75,536

9  INVESTMENTS

a)  Participation in subsidiaries

Investees	Common stock - %	Preferred stock - %	Total participation - %

Telesp Celular S.A.	100.00	-	100.00
Global Telecom S.A.	100.00	100.00	100.00
Tele Centro Oeste Celular Participações S.A.	90.59	32.76	52.47

b)  Number of shares held

	Stated in thousands
Investees	Common shares	Preferred shares	Total shares

Telesp Celular S.A.	83,155	-	83,155
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	40,161	28,084	68,245

c)  Information on subsidiaries

	Shareholders' equity as of		Net income (loss) as of
Investees	09.30.05	06.30.05	09.30.05	09.30.04

Telesp Celular S.A.	3,091,952	3,057,656	125,435	439,970
Global Telecom S.A.	1,127,808	1,013,684	(176,737)	(150,823)
Tele Centro Oeste Celular Participações S.A.	2,835,326	2,625,175	275,774	377,460

d)  Breakdown and changes

The Company's investments include the equity interests in the direct subsidiaries, goodwill, advance for future capital increase and reserve for losses on investments and other investments, as shown below:

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Investments in subsidiaries	5,206,379	5,147,197	-	-
Goodwill on investment acquisitions, net	1,965,516	2,187,097	2,036,705	2,268,220
Advance for future capital increase	586,625	517,148	10,646	8,288
Provision for investment losses (a)	(397,811)	(415,079)	(397,811)	(415,079)
Other investments	103	103	1,765	1,464
Balance of investments	7,360,812	7,436,466	1,651,305	1,862,893

(a)  Reserves for investment losses were recorded due to GT's accumulated deficit and indebtedness as of December 31, 2002 and 2001.

The changes in investment balances of the subsidiaries for the nine-month periods ended September 30, 2005 and 2004 are as follows:

	2005				2004
Investments in subsidiaries	TC	GT	TCO	Total	Total

Balance at the beginning of the year	2,966,517	1,111,313	981,432	5,059,262	4,647,772
Increase in holding	-	-	-	-	11,669
Donations	-	-	115	115	-
Equity pick-up in the 1 st quarter	114,110	(43,321)	62,684	133,473	160,599
Balance as of March 31	3,080,627	1,067,992	1,044,231	5,192,850	4,820,040

Increase in holding	-	-	-	-	496,206
Distribution interest on capital	-	-	-	-	(351,770)
Participation gains	-	-	8	8	1,291
Dividends and interest on capital in subsidiary	-	-	-	-	729
Equity pick-up in the 2 nd quarter	(22,971)	(54,308)	31,618	(45,661)	171,695
Balance as of June 30	3,057,656	1,013,684	1,075,857	5,147,197	5,138,191

Increase in holding	-	-	48,160	48,160	-
Participation gains	-	-	7,369	7,369	-
Equity pick-up in the 3 rd quarter	34,296	(79,107)	48,464	3,653	68,140
Balance as of September 30	3,091,952	934,577	1,179,850	5,206,379	5,206,331

	2005			2004
Goodwill on acquisition of investments, net	GT	TCO	Total	Total

Balance at the beginning of the year	1,077,020	1,320,860	2,397,880	2,638,076
Increase in goodwill - purchase participation	-	-	-	9,172
Write-off of goodwill	-	-	-	(1,260)
Amortization of goodwill	(29,599)	(73,912)	(103,511)	(43,767)
Balance as of March 31	1,047,421	1,246,948	2,294,369	2,602,221

Transfer of goodwill to special reserve	-	-	-	(511,061)
Increase in premium on purchase of interest	-	-	-	13
Amortization of goodwill	(33,362)	(73,910)	(107,272)	(48,091)
Balance as of June 30	1,014,059	1,173,038	2,187,097	2,043,082

Write-off of goodwill	-	(398,914)	(398,914)	(12)
Merger with Bagon Participações Ltda.	-	265,544	265,544	-
Increase in premium on purchase of interest	-	12,834	12,834	-
Amortization of goodwill	(31,483)	(69,562)	(101,045)	(49,976)
Balance as of September 30	982,576	982,940	1,965,516	1,993,094

	2005		2004
Advance for future capital increase	TCO	Total	Total

Balance at the beginning of the year	517,148	517,148	25,436
Increase in TCO capital by tax benefit realized	-	-	(19,077)
Balance as of March 31	517,148	517,148	6,359

Advance for future capital increase originated by tax benefit - restructuring of TCP	-	-	511,061
Tax effect	-	-	(383)
Balance as of June 30	517,148	517,148	517,037

Advance for future capital increase originated by tax benefit - restructuring of TCP	133,370	133,370	-
Increase in TCO capital	(63,893)	(63,893)	-
Tax effect	-	-	111
Balance as of September 30	586,625	586,625	517,148

	2005		2004
Reserve for losses	GT	Total	Total

Balance at the beginning of the year	(449,615)	(449,615)	(449,615)
Amortization of GT losses	14,615	14,615	-
Balance as of March 31	(435,000)	(435,000)	(449,615)

Amortization of GT losses	19,921	19,921	-
Balance as of June 30	(415,079)	(415,079)	(449,615)

Amortization of GT losses	17,268	17,268	-
Balance as of September 30	(397,811)	(397,811)	(449,615)

As from January 1, 2005, the goodwill paid on acquisitions by GT based on future profitability, totaling R$1,077,020, is being amortized over a ten-year period as from the acquisition date.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas Ltd., Ltda. companies located abroad, for the purpose of obtaining and passing on funding through international loans. These subsidiaries are dormant.

On May 31, 2004, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company and its subsidiaries. As a result, R$511,061 was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO and its subsidiaries. The remaining goodwill, amounting to R$992,060, was attributed to future profitability and is being amortized over five years.

On August 31, 2005, the tax benefit derived from the goodwill paid on the acquisition of TCO was transferred to that company. As a result, R$133,370 was transferred as an advance for future capital increase, since shares will be issued in favor of TCP when this benefit is realized by TCO. The remaining goodwill, amounting to R$392,265, was attributed to future profitability and is being amortized over five years.

10  PROPERTY, PLANT AND EQUIPMENT, NET

		Cosolidated
	Annual depreciation rates - %	09.30.05			06.30.05
		Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	10.00 to 20.00	4,094,039	(2,311,158)	1,782,881	1,736,238
Switching equipment	10.00 to 20.00	1,974,770	(901,779)	1,072,991	1,068,815
Infrastructure	4.00 to 20.00	1,380,553	(596,590)	783,963	760,489
Land	-	47,492	-	47,492	48,266
Software use rights	20.00	1,618,619	(848,733)	769,886	639,267
Buildings	2.86	192,469	(38,852)	153,617	144,007
Handsets	66.67	466,617	(338,534)	128,083	132,739
Concession license	-	976,706	(480,449)	496,257	509,728
Other assets	6.00 to 20.00	642,093	(286,998)	355,095	289,726
Assets and construction in progress	-	134,950	-	134,950	442,094
Total		11,528,308	(5,803,093)	5,725,215	5,771,369

In the nine-month period ended September 30, 2005, financial expenses incurred on loans, which are financing the construction in progress, were capitalized by the subsidiary GT to the amount of R$6,638 (R$4,693 in the same period of 2004).

11  DEFERRED CHARGES

	Consolidated
	Annual amortization rates - %	09.30.05	06.30.05
Preoperating expenses:
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	71,624	71,624
		353,251	353,251
Goodwill - Ceterp Celular S.A.	10	84,264	84,265
Trade fund	(*)	16,232	15,826
		453,747	453,342

Accumulated amortization:
Preoperating		(213,708)	(204,739)
Goodwill - Ceterp Celular S.A.		(40,728)	(38,621)
Trade fund		(10,120)	(9,282)
		(264,556)	(252,642)
Total		189,191	200,700

(*) In accordance with contractual terms.

12  TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Suppliers	4,686	11,715	695,116	893,672
Interconnections	-	-	66,045	81,879
Amounts to be transferred - SMP (*)	-	-	275,434	377,867
Technical assistance (Note 28)	-	-	37,380	34,803
Other	48	43	5,908	15,149
Total	4,734	11,758	1,079,883	1,403,370

(*) The amounts to be passed on SMP refer to the VC2, VC3 (long distance) calls and interconnection charges billed to our clients and passed on to the long-distance operators.

13  TAXES PAYABLE

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

State VAT (ICMS)	-	-	395,393	366,886
Income and social contribution taxes	-	-	34,477	32,393
PIS and COFINS	524	450	59,398	63,484
FISTEL fees	-	-	2,623	6,331
FUST and FUNTTEL	-	-	4,590	4,245
CIDE	-	-	4,021	4,021
Other taxes	15	14	29,261	28,196
Total	539	464	529,763	505,556

Current	539	464	352,624	329,331
Noncurrent	-	-	177,139	176,225

Of the long-term portion, R$158,743 refers to the "ICMS - Programa Paraná Mais Emprego", an agreement made with the State of Paraná Government for deferral of ICMS payments. This agreement stipulates the ICMS due date as the 49 th month following that in which the ICMS is determined .

14  LOANS AND FINANCING

a)  Debt composition

				Company		Consolidated
Description	Currency	Interest	Maturity	09.30.05	06.30.05	09.30.05	06.30.05

Financial institutions:
Resolutions No. 2,770 and No. 63	US$	1% p.a. to 9.8% p.a.	10.03.05 to 12.28.07	1,215,695	1,158,726	1,967,708	1,912,342
Resolution No. 2770		¥1% p.a. to 2.25% p.a.	04.18.06 to 12.12.07	-	5,153	121,649	106,383
Debentures	R$	103.3% of CDI to 104.4% of CDI	08.01.08 to 05.01.15	1,500,000	1,500,000	1,500,000	1,512,364
Compror	US$	1% to 6.25% p.a.	11.03.05 to 01.30.08	437	-	194,533	136,907
Compror		¥0.7% p.a. to 1.8% p.a.	08.22.05 to 01.23.07	-	-	39,818	17,955
BNDES	URTJLP	URTJLP + 3.5% p.a. to 4.6% p.a. (*)	01.15.06 to 06.15.11	-	-	293,092	317,999
BNDES	UMBND	3.5% p.a. to 4.6% p.a.	10.15.07 to 07.15.11	-	-	50,163	57,388
BNDES	R$	100% Selic	12.15.05	-	-	60,951	91,427
Commercial paper	US$	Libor + 1.75% p.a. to 6.55% p.a.	09.24.07 to 12.28.07	-	-	466,662	211,536
Unibanco IGP-M	R$	IGP-M + 9% p.a.	09.13.07	-	-	4,800	-
Export Development Canada - EDC	US$	Libor + 3.9% p.a. to 5% p.a.	11.22.05 to 12.14.06	-	-	41,009	43,375
Teleproduzir (a)	R$	0.2% p.m.	10.12.12	-	-	-	15,108
Other	R$	Coluna. 27 FGV	08.15.08	-	-	1,407	1,521

Trade payables:
NEC do Brasil	US$	7.3% p.a.	11.29.05	-	-	3,011	3,184

Related parties:
Commercial paper	US$	Libor + 5% p.a.	07.29.05	-	-	-	282,048
Investment acquisition - TCO	R$	CDI + 1% p.a.	-	10,697	10,697	10,697	10,697

Interest				158,933	128,603	194,363	159,296
Total				2,885,762	2,803,179	4,949,863	4,879,530

Current				1,036,134	811,028	1,640,020	1,623,889
Noncurrent				1,849,628	1,992,151	3,309,843	3,255,641

(*) If the long-term interest rate (TJLP) exceeds 10% per year, the spread will be 6% per annum.

(a) In August 2005 a prepayment was made with discount resulting from the benefit from the Teleproduzir Program, a cooperation agreement with the State of Goiás Government for deferral of ICMS .

b)  Repayment schedule

The long-term amounts of loans and financing mature as follows:

	09.30.05
Year	Company	Consolidated

2006 (from October)	46,389	90,245
2007	286,557	1,617,184
2008	516,682	547,284
2009	-	21,937
2010	-	21,937
2011	-	11,256
After 2011	1,000,000	1,000,000
Total	1,849,628	3,309,843

c)  Restrictive covenants

GT has a loan with the National Economic and Social Development Bank ( Banco Nacional de Desenvolvimento Econômico e Social - BNDES ), the balance of which as of September 30, 2005 was R$246,693 (R$265,241 as of June 30, 2005). As of the same date, the subsidiary GT was in compliance with all covenants.

TCO has loans from the BNDES and Export Development Canada - EDC, the balances of which as of September 30, 2005 were R$96,562 and R$41,009 (R$110,146 and R$43,375 as of June 30, 2005), respectively. As of that date, the subsidiary TCO was in compliance with all covenants.

d)  Coverage

As of September 30, 2005, the Company and its subsidiaries had exchange contracts in the amounts of US$1,296,283 thousand, ¥8,301,244 thousand and €13,585 thousand, (US$1,197,437 thousand, ¥5,898,930 thousand and €14,612 thousand as of June 30, 2005), to hedge all their foreign-exchange liabilities. As of September 30, 2005, the Company and its subsidiaries had recorded an accumulated loss of R$555,826 (R$406,942 as of June 30, 2005) on these hedge operations, represented by an asset balance of R$273,566 (R$305,077 as of June 30, 2005), R$273,566 (R$17 as of June 30, 2005) under short-term and R$0 (R$305,060 as of June 30, 2005) under long-term, and a liability balance of R$829,392 (R$712,019 as of June 30, 2005), comprising R$505,974 (R$418,712 as of June 30, 2005) under short-term and R$323,418 (R$293,307 as of June 30, 2005) under long-term.

e)  Guarantees

Loans and financing of TC, in local currency, amounting to R$60,951, represent loans from the BNDES and are guaranteed by accounts receivable.

Loans and financing of GT, in local currency, amounting to R$246,693, represent loans guaranteed by pledging accounts receivable, which can be withheld optionally up to a limit of 300% of the monthly installment.

The TCO guarantees are as follows:

Banks	Guarantees

BNDES operators TCO	15% of the receivables and CDB are pledged to an amount equivalent to the next installment coming due.

BNDES NBT	100% of the receivables and CDB are pledged to an amount equivalent to the next installment coming due during the first year and two installments coming due in the remaining period.

f)  Debentures

On August 1, 2004 the first public issue of debentures was renegotiated, comprising 5,000 simple unsponsored debentures, not convertible into shares, with a unit par value of R$100 maturing on August 1, 2008. The renegotiation was for the whole of the original issue, which occurred on August 1, 2003, at a rate of 104.6% of the CDI, and the extension of the term (renegotiated to August 1, 2007) was simultaneous with the reduction of the rate to 104.4% of the CDI.

In the ambit of the First Distribution of Marketable Securities Program for R$2,000,000 announced on August 20, 2004, the Company issued debentures, on May 1, 2005, in the amount of R$1,000,000 with a duration of ten years as from the issue date of May 1, 2005.

The offer consisted of the issue of 100,000 simple unsecured debentures, not convertible into shares, with a nominal unit value of R$10, totaling R$1,000,000, in two series, R$200,000, in the first series, and R$800,000, with a final maturity of May 1, 2015. The debentures yield interest, with six-monthly payments, corresponding to 103.3% (first series) and 104.2% of the accumulated average daily one day Interfinancial Deposits - ID, outside the group ( extragrupo) (ID rates), calculated and divulged by the Clearing House for Custody and Settlement (CETIP).

Remuneration of the debentures is scheduled for renegotiation on May 1, 2009 (first series) and May 1, 2010 (second series). Conservatively, the Company included in the above consolidated long-term maturities schedule the principal of the debentures in 2009 and 2010, the dates for renegotiation of the remuneration of the two series.

15  OTHER LIABILITIES

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Prepaid services	-	-	101,568	105,629
Accrual for customer loyalty program (a)	-	-	17,436	15,325
Intercompany liabilities	40	28	5,174	9,287
Provision for pension plan	-	-	358	358
Reverse split of shares (b)	22,564	22,645	64,393	64,474
Other	104	-	40,218	37,818
Total	22,708	22,673	229,147	232,891

Current	22,708	22,673	189,926	193,670
Noncurrent	-	-	39,221	39,221

(a) The Company and its subsidiaries have fidelity programs, in which calls are transformed into points for future exchange for handsets. The accumulated points, net of redemptions, are provisioned, considering historic redemption data, points generated and the average cost of a point.

(b) Refers to the credit made available to shareholders who are beneficiaries of the excess shares resulting from the reverse split of the Company's share capital (Note 17).

16  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. A reserve was recorded in the accounts for claims in which an unsuccessful outcome was classified as probable.

The composition of the reserves is as follows:

	Company		Consolidated
	09.30.05	06.30.05	09.30.05	06.30.05

Telebrás - TCO	-	-	119,143	119,176
Labor	257	247	21,902	20,261
Civil	-	-	60,220	53,457
Tax	65,108	63,068	158,072	154,526
Total	65,365	63,315	359,337	347,420

Current	65,108	63,068	147,156	139,794
Noncurrent	257	247	212,181	207,626

The changes in the reserve for contingencies in the nine-month period ended September 30, 2005 are as follows:

	2005
	Company	Consolidated

Balance at the beginning of the year	58,987	319,730
New provisions, net of reversals	257	27,209
Monetary variation	6,121	17,123
Payments	-	(4,725)
Balance as of September 30	65,365	359,337

16.1. Telebrás - TCO

Correspond to original loans from Telecomunicações Brasileiras S.A. - Telebrás, which, according to Annex II of the Spin-off Report of February 28, 1998, approved at the General Meeting of May 1998, should have been attributed to the respective holding company of Telegoiás Celular S.A. and Telebrasília Celular S.A.

As it considered that there had been a mistake in the allocation of the respective loans at the time of the spin-off, the Company suspended payments and began to restate the debt in accordance with the variation of the IGP-M rate plus 6% interest per annum.

In June 1999, the Company filed a suit requesting a statement that the assets corresponding to these liabilities, plus accessories of these assets, are its property, also claiming compensation for the amounts paid.

On August 1, 2001, a verdict was given against the Company's claims, but, on October 8, 2001, the Company filed an appeal, which was also denied, maintaining the original verdict. The Company filed a new appeal which is awaiting a decision by the Supreme Court (STJ).

16.2. Tax litigation

16.2.1. Probable loss

No significant new tax claims with a "probable" loss classification were incurred in the nine-month period ended September 30, 2005. The evolution of the reserves for tax contingencies substantially corresponds to the monetary restatement of the reserves during the period .

16.2.2. Possible loss

No significant new tax claims with a "possible" loss classification were incurred in the nine-month period ended September 30, 2005. No significant alterations occurred in the claims indicated in this report since the last fiscal year .

16.3. Labor and civil suits

Include several labor and civil claims, and a reserve was posted as shown previously, which is considered to be sufficient to cover the probable losses on these cases.

The amount involved in relation to claims in which a "possible" loss is classified is R$54,524 for civil claims and R$37,213 for labor claims.

17  SHAREHOLDERS' EQUITY

a)  Capital

On January 7, 2005, the Company increased its capital by R$2,053,896 with the issue of 410,779,174 thousand new shares, comprising 143,513,067 thousand common shares and 267,266,108 thousand preferred shares.

In the General and Extraordinary Shareholders' Meeting held on April 1, 2005, a reverse split of 1,582,563,526,803 nominative book-entry shares, without par value, was approved comprising 552,896,931,154 common shares and 1,029,666,595,649 preferred shares, representing capital, in the proportion of 2,500 (two thousand five hundred) shares to 1 (one) share of the same type. Capital now comprises 633,025,410 nominative book-entry shares, without par value, of which 221,158,772 are common shares and 411,866,638 are preferred shares.

On July 29, 2005, the Company advised the shareholders of a capital increase of R$242,595,157, corresponding to the tax benefit of the merged goodwill, effectively realized during the 2004 fiscal year. The capital was increased from R$6,427,557,341 to R$6,670,152,498, with the issue of 29,298,932 new common shares, guaranteeing the right of preference as established in article 171 of Law No. 6,404/76, and establishing that funds arising from possible future exercise of the right of preference were credited to the Sociedade Portelcom Participações S.A.

The capital as of September 30 and June 30, 2005 comprises shares without par value, as follows:

	Thousands of shares
	09.30.05	06.30.05

Common shares	250,458	221,159
Preferred shares	411,866	411,866
Total	662,324	633,025

b)  Interest on capital and dividends

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are, however, assured priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the financial year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the largest of the following values:

b.1) 6% per annum on the amount resulting from dividing the paid-up capital by the total number of Company's shares.

b.2) 3% per annum on the amount resulting from division of the shareholders' equity by the total number of Company's shares, and also the right to participate in distributed income under equal conditions to the common shares, after the latter has been assured a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders' Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

c)  Special goodwill reserve

This reserve represents a special goodwill reserve formed as a result of the Company's corporate restructuring, which will be capitalized in favor of the controlling shareholder at the time of effective realization of the tax benefit.

18  NET OPERATING REVENUE

	Consolidated
	09.30.05	09.30.04

Monthly subscription charges	134,142	192,271
Use of network	3,120,497	2,739,651
Additional call charges	126,407	84,358
Interconnection	2,221,375	2,331,957
Data services	364,300	253,610
Other services	131,408	171,672
Gross revenue from services	6,098,129	5,773,519

State VAT (ICMS)	(994,659)	(864,053)
PIS and COFINS	(218,028)	(209,116)
ISS	(2,055)	(1,802)
Discounts granted	(187,850)	(129,870)
Net operating revenue from services	4,695,537	4,568,678

Gross revenue from handsets and accessories	1,389,910	1,346,040

State VAT (ICMS)	(115,529)	(129,022)
PIS and COFINS	(92,933)	(92,632)
Discounts granted	(62,744)	(76,424)
Returned sales	(322,496)	(228,835)
Net operating revenue from handsets and accessories	796,208	819,127

Total net operating revenue	5,491,745	5,387,805

No clients have contributed with more than 10% of gross operating revenue in the nine-month periods ended September 30, 2005 and 2004, except for Telecomunicações de São Paulo S.A. - Telesp, a fixed-telephone operator in the State of São Paulo, which contributed with approximately 20% and 22% of total gross revenue, respectively, principally in relation to interconnection revenues.

19  COST OF PRODUCTS SOLD AND SERVICES PROVIDED

	Consolidated
	09.30.05	09.30.04

Personnel	(47,121)	(42,843)
Materials	(4,740)	(5,119)
Outside services	(144,430)	(130,569)
Connections	(106,195)	(89,225)
Rent, insurance and condominium fees	(70,308)	(69,753)
Interconnection	(121,425)	(155,937)
Taxes and contributions	(249,968)	(139,745)
Depreciation and amortization	(570,860)	(538,217)
Other	(1,020)	(300)
Cost of services provided	(1,316,067)	(1,171,708)
Cost of products sold	(1,163,606)	(1,181,630)
Total	(2,479,673)	(2,353,338)

20  SELLING EXPENSES

	Consolidated
	09.30.05	09.30.04

Personnel	(152,252)	(135,361)
Materials	(23,099)	(29,786)
Outside services	(842,902)	(638,130)
Advertising	(234,013)	(217,933)
Rent, insurance and condominium fees	(28,640)	(26,265)
Taxes and contributions	(1,198)	(1,224)
Depreciation and amortization	(145,470)	(108,924)
Allowance for doubtful accounts	(265,483)	(130,062)
Other	(97,798)	(30,947)
Total	(1,790,855)	(1,318,632)

21  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Personnel	(2,600)	(3,085)	(99,608)	(103,122)
Materials	(5)	(10)	(6,303)	(4,886)
Outside services	(4,025)	(2,502)	(194,159)	(248,098)
Rent, insurance and condominium fees	(272)	(88)	(35,190)	(32,362)
Taxes and contributions	(26)	(227)	(4,430)	(10,949)
Depreciation and amortization	(80)	(69)	(100,117)	(93,445)
Other	(155)	(20)	(15,324)	(13,268)
Total	(7,163)	(6,001)	(455,131)	(506,130)

22  OTHER OPERATING REVENUE (EXPENSES)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04
Revenue:
Fines	-	-	48,921	55,211
Recovered expenses	8,169	-	27,237	20,561
Reversal of reserves	-	-	6,290	3,812
Shared infrastructure/EILD	-	-	19,906	9,180
Commercial incentives	-	-	75,236	36,893
Other	196	728	7,040	4,295
Total	8,365	728	184,630	129,952

Expenses:
FUST fees	-	-	(24,548)	(21,918)
FUNTTEL	-	-	(12,273)	(10,838)
ICMS on other expenses	-	-	(26,999)	(1,167)
CIDE	(65)	-	(948)	-
PIS and COFINS on other revenues	(167)	(375)	(24,354)	(22,283)
Other taxes and contributions	(548)	(367)	(12,542)	(16,405)
Reserve for contingencies	(257)	(2,002)	(33,499)	(27,497)
Amortization of deferred charges	-	-	(29,337)	(28,962)
Amortization of goodwill	(260,022)	(141,833)	(296,145)	(149,324)
Other	(553)	-	(10,958)	(3,486)
Total	(261,612)	(144,577)	(471,603)	(281,880)

23  FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04
Financial income:
Income from financial operations	34,191	63,662	212,908	214,542
Monetary/Exchange variations	228,623	448,454	575,683	566,969
PIS/COFINS on financial income	1,660	(28,043)	(4,615)	(51,109)
Total	264,474	484,073	783,976	730,402

Financial expenses:
Expenses of financial operations	(268,459)	(297,903)	(451,147)	(503,098)
Monetary/Exchange variations	(539)	(372,841)	(37,763)	(502,193)
Hedge operations, net	(425,539)	(322,909)	(978,991)	(476,453)
Total	(694,537)	(993,653)	(1,467,901)	(1,481,744)

24  INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries estimate monthly the amounts of income and social contribution taxes on the accrual basis, paying the taxes based on a monthly estimate. Deferred taxes are recognized on temporary differences, as shown in Note 6. The composition of expenses on income and social contribution taxes is given below:

	Consolidated
	09.30.05	09.30.04

Income tax	205,867	132,134
Social contribution	74,185	47,882
Deferred income tax	(10,445)	83,266
Deferred social contribution	(3,760)	30,686
Total	265,847	293,968

A reconciliation of the taxes on income disclosed, eliminating the effects of the goodwill tax benefit, and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04

Income (loss) before taxes	(591,623)	18,562	(192,768)	307,846
Tax income (expense) at combined statutory rate	201,152	(6,311)	65,541	(104,668)
Permanent additions:
Nondeductible expenses	(16)	(1)	(38,872)	(11,675)
Permanent exclusions:
Equity pick-up	31,098	136,147	-	-
Unrecognized tax loss and temporary differences	(232,234)	(129,835)	(292,055)	(177,625)
Difference of additional income tax	-	-	126	-
Other (IRPJ/CSLL adjustment from previous year)	-	-	(587)	-
Tax expense	-	-	(265,847)	(293,968)

25  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)  Risk considerations

The major market risks to which TCP, TC, GT and TCO are exposed in conducting their businesses are:

•  Credit risk : derived from the possible difficulty in collecting amounts of telecommunications services provided to customers, and the sales of handsets by the distribution network, together with the risks related with investments and swap operations.

•  Interest rate risk : derived from the portion of the debt and liability positions in derivatives contracted at floating rates and involves the risk of financial expenses rising due to an unfavorable movement in interest rates (principally Libor, TJLP and CDI).

•  Currency risk : the possibility of the Company incurring losses on account of fluctuations in exchange rates that increase the balances of foreign currency denominated loan and financing liabilities.

The Company and its subsidiaries take a positive attitude towards the management of the various risks to which they are subject, by means of a wide-ranging set of operational initiatives, procedures and policies that enable the risks inherent in their businesses to be mitigated.

Credit risk

The credit risk from providing telecommunications services is minimized by a strict control of the customer base and active management of default by means of clear policies related with selling postpaid sets. As of September 30, 2005, TC, GT and TCO and their subsidiaries had 83%, 88% and 85% (83%, 88% and 85% as of June 30, 2005), respectively, of their customer base under the prepaid system, which requires prepaid loading and, therefore, does not represent any credit risk.

The credit risk on the sale of handsets is managed by means of a conservative credit policy, using modern management methods that involve applying credit scoring techniques, balance sheet analysis and consulting commercial databases, together with the automatic control of sales release integrated with the SAP ERP software distribution module.

The Company and its subsidiaries are also subject to credit risk derived from its investments and receivables from swap operations. The Company and its subsidiaries spread this risk by using various first line financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of a rise in interest rates, especially the combination of interest rates associated with the cost of Interfinancial Deposit Certificates (CDI), due to the liability portion of the derivative operations (exchange hedge) and of loans contracted in Brazilian reais. However, the balance of financial investments, also indexed to the CDI, partially neutralizes this effect.

The Company and its subsidiaries are also exposed to fluctuations in the TJLP, as a result of the loans contracted from the BNDES. As of September 30, 2005, the principal of these operations amounted to R$293,092 (R$317,999 as of June 30, 2005). The Company and its subsidiaries have not contracted derivative operations to hedge the TJLP risk.

Loans contracted in foreign currency are also exposed to the risk of a rise in the interest rates (Libor) associated with foreign loans. As of September 30, 2005, these operations totaled US$18,454 thousand (US$138,454 thousand as of June 30, 2005).

Of the total loans and financing associated with variable foreign interest rates (Libor), US$120,000 thousand have protection against interest rate variations (Libor) through derivatives (interest rate swap). The Company and its subsidiaries continue to monitor the market interest rates in order to evaluate the eventual need to contract other derivatives to protect against the risk of volatility of variable foreign rates for the remaining amount.

Currency risk

The Company and its subsidiaries utilize derivative instruments to protect against currency risk on foreign currency-denominated loans. The instruments normally used are swap options and forward contracts.

The following table summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor as of September 30, 2005:

	Stated in thousands of
	US$	€	¥

Loans and financing	(1,240,830)	-	(8,301,244)
Loans and financing - UMBNDES (*)	(22,817)	-	-
Derivative instruments	1,296,283	13,585	8,301,244
Other liabilities	(22,795)	(14,171)	-
Total	9,841	(586)	-

(*) UMBNDES is a monetary unit calculated by the BNDES, composed of a basket of foreign currencies, the U.S. dollar being the main reason why the Company and its subsidiaries take it into consideration in analyzing the risk coverage in relation to variations in the exchange risks.

b)  Derivative contracts

The Company and its subsidiaries record gains and losses on derivative contracts as net financial income or expenses.

The estimated book and market values of loans and financing and derivative instruments are as follows:

	Book value	Market value	Unrealized losses

Loans and financing	(4,949,863)	(4,978,036)	(28,173)
Derivative contracts	(555,826)	(590,317)	(34,491)
Other liabilities	(88,575)	(88,575)	-
Total	(5,594,264)	(5,656,928)	(62,664)

c)  Market value of financial instruments

The market value of the loans and financing, swap and forward contracts was established based on the discounted cash flow method, using available interest rates projections.

The market values are calculated at a specific time based on information available and in-house valuation methodologies, and, therefore, the estimates indicated do not necessarily represent market realization values. The use of different assumptions could significantly affect the estimates.

26  POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás system, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - SISTEL, as follows:

a)  PBS-A: defined-benefit multi-sponsor plan, for participants that were previously assisted and had such status on January 31, 2000.

b)  PBS-Telesp Celular and PBS-TCO: defined-benefit retirement plans sponsored individually by the Companies.

c)  PAMA: multi-sponsor healthcare plan for retired employees and their dependents, on a shared cost basis.

The contributions to the PBS-Telesp Celular and PBS-TCO Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the regulations in effect in Brazil . Cost is determined using the capitalization method and the contribution due by the sponsor is 13.5% of the payroll for the employees participating in the Plan, of which 12% is used to financing the PBS-Telesp Celular and PBS-TCO Plans and 1.5% for the PAMA Plan. In the nine-month period ended September 30, 2005, the contributions to these Plans were R$2 (R$6 as of September 30, 2004).

d)  TCPPrev and TCOPrev Plans: these are individual defined contribution plans, introduced by SISTEL in August 2000. The Company's contributions to the TCPPrev and TCOPrev Plans are equal to those of the participants, varying between 1% and 8% of the participation salary, according to the percentage chosen by the participant. In the nine-month period ended September 30, 2005, the contributions to these Plans were R$5,021 (R$10,926 as of September 30, 2004).

27  CORPORATE RESTRUCTURING

On January 14, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to TC.

The financial statements, maintained for the Companies' corporate and tax purposes, record specific accounts related to the goodwill, the related reserve and the respective amortization, reversal and tax credit, the balances of which are as follows :

	Balances on the date of merger	Consolidated
		09.30.05	06.30.05
Balance sheet:
Merged goodwill	3,192,738	1,330,307	1,410,126
Merged reserve	(2,127,694)	(878,003)	(930,683)
Balance	1,065,044	452,304	479,443

		09.30.05	09.30.04
Statement of operations:
Amortization of goodwill		(239,455)	(239,455)
Reversal of reserve		158,041	158,041
Tax credit		81,414	81,414
Effect on net result		-	-

The Board of Directors of the Company and TCO approved two corporate restructurings as follows:

a)  First corporate restructuring

On May 13, 2004, the Board of the Companies TCO and TCP approved a corporate restructuring for the purpose of transferring to TCO and its subsidiaries the goodwill paid by TCP in the acquisition of a controlling interest in TCO, which, on May 31, 2004, amounted to R$1,503,121.

Prior to the merger of goodwill by TCO a reserve has been constituted for maintaining the merger's shareholders' equity in the amount of R$992,060. Thus, net assets merged by TCO amounted to R$511,061, which, in essence, represent the tax benefit derived from the deductibility of the mentioned goodwill when merged by TCO and its subsidiaries.

As of June 30, 2004 the transfer of part of the net assets of TCO to its subsidiaries was approved, based on appraisal reports prepared by independent specialists, as described below:

Company	Goodwill	Merged reserve	Net amount

Telemat	248,558	(164,048)	84,510
Telegoiás	352,025	(232,336)	119,689
Telems	144,078	(95,092)	48,986
Teleron	68,775	(45,392)	23,383
Teleacre	29,353	(19,373)	9,980
Total spin-off	842,789	(556,241)	286,548

Balance TCO	660,332	(435,819)	224,513
Total	1,503,121	(992,060)	511,061

Concurrently with the transfer of a portion of the net assets to TCO subsidiaries, the proposal to merge the shares of TCO subsidiaries held by minority shareholders, who received TCO shares in a proportion established by a market evaluation appraisal prepared by independent experts, was approved. The transfer of the interests in TCO subsidiaries resulted in an increase of R$28,555 in the capital of TCO.

The accounting records of the Companies maintained for corporate and tax purposes have specific accounts related with the premium and provision merged and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Balances on the date of merger	Consolidated
		09.30.05	06.30.05
First restructuring:
Balance sheet:
Merged goodwill	1,503,121	1,102,287	1,177,444
Merged reserve	(992,060)	(727,510)	(777,113)
Balance	511,061	374,777	400,331

		09.30.05	09.30.04
Statement of operations:
Amortization of goodwill		(225,471)	(148,877)
Reversal of reserve		148,809	98,259
Tax credit		76,662	50,618
Effect on result		-	-

b)  Second corporate restructuring

On August 31, 2005 the Board of Directors of TCO and TCP approved corporate restructuring with a view to transferring to TCO the goodwill paid by TCP on the acquisition of shares in TCO via a Voluntary Public Offering on October 8, 2004, the value of which on July 31, 2005 was R$392,265.

Prior to the merger of goodwill by TCO a reserve has been constituted for maintaining the merger's shareholders' equity in the amount of R$258,895. Thus, net assets merged by TCO amounted to R$133,370, which, in essence, represent the tax benefit derived from the deductibility of the mentioned goodwill when merged by TCO.

The merged net amount will be amortized over an estimated period of five years and is offset by a special goodwill reserve to be transferred to the capital account in favor of TCP when the tax benefit is effectively realized, with a guarantee to the remainder of the shareholders of participation in these increases in capital, in which case the funds will be paid to TCP.

	Balances on the	Consolidated
	date of merger	09.30.05

Second restructuring:
Balance sheet:
Goodwill merged	392,265	385,616
Reserve merged	(258,895)	(254,507)
Balance	133,370	131,109

		09.30.05
Statement of operations:
Amortization of goodwill		(6,649)
Reversal of reserve		4,388
Tax credit		2,261
Effect on results		-

As shown, the goodwill amortization, net of the reversal of the reserve and corresponding tax credit, had a nil effect on income and, consequently, on the calculation base of the statutory minimum dividends. To ensure a better presentation of the Companies' financial and equity situation, the net amount of R$505,886 (R$374,777 and R$131,109 referring to the first and second restructuring, respectively) as of September 30, 2005 (R$400,331 as of June 30, 2005), which essentially represents the merged balance of the tax credit, was classified in the balance sheet under current assets and noncurrent assets, as deferred taxes (Note 6).

28  TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are:

a)  Use of network and long-distance (roaming) cellular communication: t hese transactions involve companies owned by the same controlling group : Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A. - Telesp, Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Part of these transactions was established based on contracts signed by Telebrás with the concessionaire operators during the period prior to privatization, and the conditions were regulated by ANATEL. Services to attend to the customers of Telecomunicações Móveis Nacionais - TMN "roaming" in the Company's network are included .

b)  Technical assistance: refers to the provision of corporate management advisory services by PT SGPS, calculated based on a percentage of the net services revenue, monetarily restated in accordance with the currency variation.

c)  Loans and financing: represent loans between companies in the Portugal Telecom Group, in accordance with Note 14.

d)  Corporate services: these are passed on to the subsidiaries at the cost effectively incurred for these services.

e)  Call-center services: provided by Dedic to users of the telecommunications services of the subsidiaries TC and GT, contracted for 12 months, renewable for the same period.

f)  Systems development and maintenance services: provided by PT Inovação.

We set forth below a summary of the balances and transactions with unconsolidated related parties:

	Consolidated
	09.30.05	06.30.05
Assets:
Trade accounts receivable, net	172,170	194,883
Receivable from Group companies	30,963	27,121

Liabilities:
Trade accounts payable	153,199	231,480
Loans and financing	556	302,195
Technical assistance	37,380	34,803
Intercompany liabilities	5,130	9,287

	Company		Consolidated
	09.30.05	09.30.04	09.30.05	09.30.04
Statement of operations:
Revenue from telecommunications services	-	-	1,228,519	1,280,562
Cost of services provided	-	-	(169,645)	(169,725)
Selling expenses	-	(84,874)	(178,973)	(102,536)
General and administrative expenses	(33)	(87,008)	(38,550)	(106,725)
Financial income (expenses), net	-	22,194	10,586	(102,159)

29  INSURANCE (CONSOLIDATED)

The Company and its subsidiaries have a policy of monitoring the risks inherent to their operations. Accordingly, as of September 30, 2005, the Companies had insurance policies in effect to cover operating risks, third-party liability, health, etc. The management of the Company and its subsidiaries considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are shown below:

Type	Amounts insured

Operating risks	R$9,528,626
General third-party liability - RCG	R$7,560
Automobile (fleet of executive vehicles)	Fipe Table (100%), R$250 for DC and R$50 for DM
Automobile (fleet of operating vehicles)	R$250 for DC and R$50 for DM

30  AMERICAN DEPOSITARY RECEIPTS - ADRs PROGRAM

On November 16, 1998, the Company began trading ADRs with the following characteristics on the New York Stock Exchange - NYSE:

•  Type of share: preferred.

•  Each ADR represents one preferred share.

•  The shares are traded as ADRs with the code "TCP", on the NYSE.

•  Foreign depositary bank: The Bank of New York.

•  Custodian bank in Brazil : Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.